UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68239

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PACIFIC POINT SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 E. KATELLA, STE. 275
(No. and Street)

ANAHEIM	**CA**	**92806**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHERI LEJMAN	**714-712-3434**	SLEJMAN@PAC-POINT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY USA, LLP
(Name – if individual, state last, first, and middle name)

18500 VON KARMAN, 10 TH	**IRVINE**	**CA**	**92612**
(Address)	(City)	(State)	(Zip Code)

10/22/2003	**23**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEROME V. DUHOVIC, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACIFIC POINT SECURITIES, LLC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAUDIA RUIZ NAVARRO
COMM. # 2541488
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
My Comm. Expires December 17, 2029
ENC1 ENC1

Signature:

Title:
CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC POINT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2025

PACIFIC POINT SECURITIES, LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Pacific Point Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baker Tilly US, LLP

Irvine, California
February 10, 2026

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

ASSETS	
Cash	$ 161,932
FINRA deposit account	1,130
Prepaid fidelity bond	691
Prepaid FINRA renewal fees	3,005
TOTAL ASSETS	$ 166,758

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
COMMITMENTS AND CONTINGENCIES - Note 5	
MEMBERS' EQUITY	166,758
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 166,758

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2025

REVENUES	$ -
EXPENSES	
Professional fees	22,250
Related party accounting & administrative fee (Note 4)	10,200
Regulatory fees	3,430
Computer, internet, and information technology	2,040
Business licensing and fees	1,210
California minimum franchise tax fee	800
Fidelity bond	518
TOTAL EXPENSES	40,448
NET LOSS	$ (40,448)

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance - January 1, 2025	$	27,206
Capital contributions from members		180,000
Net loss		(40,448)
Balance - December 31, 2025	$	166,758

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(40,448)
Changes in assets and liabilities:		
Increase in prepaid expenses		(1,164)
Net cash used in operating activities		(41,612)
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributions from members		180,000
Net cash provided by financing activities		180,000
Net increase in cash		138,388
CASH BALANCE - beginning of year		23,544
CASH BALANCE - end of year	$	161,932
Supplemental disclosure of cash flow information:		
Taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

NOTE 1 - DESCRIPTION OF BUSINESS

Pacific Point Securities, LLC (the "Company") is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. Per the Company's Operating Agreement (the "Agreement"), the Company shall stay in existence until perpetuity, unless the Company dissolves before such date in accordance with the provisions of the Agreement. The Company's office is located in Anaheim, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation - Management believes that the Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents - The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2025.

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the book carrying amounts of the Company's financial instruments include primarily cash. Because of its short-term nature, the carrying amount approximates its fair value as of December 31, 2025. The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2025, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Recognition of revenue and income - Securities transactions are recorded on a trade date basis, generally the third business day following the transaction date. The Company was involved in no securities transactions and had no revenue for the year ended December 31, 2025.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting - The Company is engaged in a single line of business as a securities broker-dealer, which can be comprised of the following classes of services of which the Company is permitted to engage in as the managing broker-dealer: private placement of securities in 1) oil and gas; 2) real estate; and 3) debt, and other direct participation programs. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses cash on hand and required-recurring operating expenses to manage the Company. Additionally, since the Company has no revenues, the CODM uses excess net capital (see Note 3), to also make operational decisions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Significant segment operating expenses are detailed in the Company's Statement of Operations.

Income taxes - A limited liability company is treated as a partnership (pass-through entity) for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a tax in the Statement of Operations. The Company's tax returns remain open for federal examination for three years from the date of filing and four years for the State of California. The Company is not currently under examination by any taxing authority, nor has it been notified of pending examination. The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, the Company has no uncertain tax positions as of December 31, 2025 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended December 31, 2025.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Liquidity matters - The Company has had no operations since 2012. During the year ended December 31, 2025, the Company had $40,448 of net losses and $41,612 of negative cash flows from operating activities. The Company has historically relied on its members to fund operations and the members remain committed to fund future operations, when necessary (see Note 4). As such, management believes that the Company's current cash position and future contributions will be sufficient to fund the Company's obligations over the next twelve months.

Recently issued or adopted accounting pronouncements - In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU should be applied prospectively and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU effective January 1, 2025 and it had no impact on the Company's financial condition, results of operations and the related disclosures as of and for the year ended December 31, 2025.

In September 2025, the Financial Accounting Standards Board issued ASU 2025-06 *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* to modernize the accounting for and disclosure of software costs. The ASU may be applied prospectively, retrospectively or via a modified transition approach and is effective for annual periods beginning after December 15, 2027, with early adoption permitted. Based on the current analysis there is no impact to the Company, however, management will continue to assess the impact of this ASU on the Company's financial statements.

NOTE 3 - REGULATORY

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2025, the Company had net capital of $161,932 (as defined in Rule 15c3-1) which was $156,932 in excess of its required net capital of $5,000.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

NOTE 4 - RELATED PARTY TRANSACTIONS

Capital contributions from members - The Company has relied on contributions from its members to pay for its expenses. The members contributed $180,000 during the year ended December 31, 2025 and remain committed to funding future operations of the Company.

Commonality of ownership - Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were autonomous.

Administrative services agreement - The Company's administrative services agreement with a related party, providing the Company with accounting and other administrative services, call for a monthly service fee of $850 to be paid. For the year ended December 31, 2025, $10,200 has been recorded in connection with this agreement. The administrative and services agreement can be terminated by either party, upon written notice delivered within thirty (30) days prior to such termination.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2025.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2026, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.

PACIFIC POINT SECURITIES, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity:

Members' equity	$ 166,758

Deductions (non-allowable assets):

FINRA deposit account	(1,130)
Prepaid fidelity bond	(691)
Prepaid FINRA renewal fees	(3,005)
Net Capital	$ 161,932

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement for reporting broker/dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital (net capital less net capital required)	$ 156,932

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N/A

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities
and Exchange Commission - Continued
For the Year Ended December 31, 2025

RECONCILIATION

Reconciliation of net capital as reported on the unaudited
Form X-17A-5, Part 2

Net Capital as reported	$	161,932
Audit adjustment		-
Net Capital	$	161,932

Pursuant to Rule 17a-5(d)(2) as of December 31, 2025, no differences exist between the above net capital computation with the Company's corresponding unaudited computation included in the Company's Focus II Form X-17A-5 for the year ended December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

A computation of reserve requirement is not applicable to Pacific Point Securities, LLC (the "Company") as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC

Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Information relating to possession or control requirements is not applicable to Pacific Point Securities, LLC (the "Company") as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC
Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
For the year ended December 31, 2025

Pacific Point Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Pacific Point Securities, LLC

I, Jerome V. Duhovic, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 10, 2026



Report of Independent Registered Public Accounting Firm

To the Directors and Members of
Pacific Point Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3, in which (1) Pacific Point Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Pacific Point Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Pacific Point Securities, LLC stated that Pacific Point Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2025 without exception. Pacific Point Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Point Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Irvine, California
February 10, 2026